UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HOLLY CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
435758305
(CUSIP Number)
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS TCTC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		7,037,449

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,463,349

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,463,349

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS Turtle Creek Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		7,037,449

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,037,449

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,037,449

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS Turtle Creek Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		425,900

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	425,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Holly Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 100 Crescent Court, Suite 1600, Dallas, Texas 75201-6915.
Item 2. Identity and Background.
(a) The names of the persons filing this Schedule 13D are TCTC Holdings, LLC, a Texas limited liability company (“TCTC Holdings”), Turtle Creek Trust Company, a state-chartered trust company regulated by the Texas Department of Banking (“Trust Company”), and Turtle Creek Management, LLC, a Texas limited liability company (“Management”). TCTC Holdings, Trust Company and Management are collectively referred to in this Schedule 13D as the “Reporting Persons.”
(b) The principal business address of the Reporting Persons is 2626 Cole Avenue, Suite 705, Dallas, Texas 75204.
(c) This Schedule 13D is filed on behalf of TCTC Holdings, Trust Company and Management. TCTC Holdings is a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a banking, securities and investment management firm. Trust Company is a state-chartered banking firm, and Management is a securities and investment management firm.
Trust Company may be deemed to beneficially own securities held in accounts over which it serves as trustee, and Management may be deemed to beneficially own securities held in accounts in which it has discretionary authority. TCTC Holdings is the sole shareholder of, and may be deemed to indirectly beneficially own securities owned by, Trust Company. TCTC Holdings is the sole member of, and may be deemed to indirectly beneficially own securities owned by, Management.
(d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) TCTC Holdings and Management are organized under the laws of the State of Texas. Trust Company is a state-chartered trust company that is regulated by the Texas Department of Banking.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4. Purpose of the Transaction.
The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company. On May 12, 2011, R. Kevin Hardage was appointed to the Company’s board of directors. Mr. Hardage is president and chief executive officer of Trust Company, a portfolio manager for Management and a non-controlling manager and member of TCTC Holdings.
The shares of Common Stock were acquired in various transactions prior to May 12, 2011 in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company. As investors in the Company, the Reporting Persons have had general discussions with representatives of the Company from time to time regarding various matters relating to the business and operations of the Company, including, without limitation, the composition of the Company’s board of directors. The

Reporting Persons may also have conversations with other stockholders of the Company. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
In addition, the Reporting Persons also intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Company’s board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, (i) purchasing additional securities of the Company in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Company owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.
Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 5. Interest in Securities of the Issuer.
(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
3/21/2011	Management		500	$57.81	Private Transfer
3/21/2011	Management		5,000	$57.25	Open Market
3/22/2011	Management		500	$56.69	Private Transfer
3/24/2011	Management		200	$55.73	Open Market
3/24/2011	Management	500		$56.03	Open Market
3/25/2011	Management		5,000	$59.80	Open Market
3/29/2011	Management		5,000	$60.10	Open Market
3/30/2011	Management		300	$61.45	Open Market
3/30/2011	Management		500	$61.64	Open Market
3/30/2011	Management		500	$61.34	Open Market
3/30/2011	Management		2,500	$62.86	Open Market
3/30/2011	Management		1,000	$62.74	Open Market
3/30/2011	Management		500	$62.23	Open Market
3/30/2011	Management		5,000	$62.77	Open Market
3/31/2011	Management		600	$61.10	Open Market
3/31/2011	Management		400	$60.96	Open Market
3/31/2011	Management		300	$60.72	Open Market
3/31/2011	Management		400	$61.22	Open Market
3/31/2011	Management		300	$60.77	Open Market
3/31/2011	Management		700	$61.46	Open Market
3/31/2011	Management		1,100	$60.69	Open Market
3/31/2011	Management		600	$60.81	Open Market
3/31/2011	Management		400	$60.78	Open Market
3/31/2011	Management		700	$60.94	Open Market

Transaction	Effecting	Shares		Shares	Price	Description
Date	Person(s)	Acquired		Disposed	Per Share (1)	of Transaction
3/31/2011	Trust Company			10,000	$61.35	Open Market
4/1/2011	Trust Company			20,000	$61.70	Open Market
4/4/2011	Management			5,000	$63.02	Open Market
4/4/2011	Trust Company			10,000	$62.35	Open Market
4/4/2011	Trust Company			10,000	$63.08	Open Market
4/5/2011	Management			5,000	$65.16	Open Market
4/5/2011	Trust Company			10,000	$65.16	Open Market
4/13/2011	Management			5,000	$60.42	Open Market
4/19/2011	Trust Company			5,000	$60.58	Open Market
4/20/2011	Management			10,000	$62.85	Open Market
4/20/2011	Trust Company			25,000	$62.85	Open Market
4/25/2011	Trust Company			10,000	$62.36	Open Market
4/26/2011	Management			400	$60.08	Open Market
5/10/2011	Management			10,000	$60.56	Open Market
5/10/2011	Trust Company			30,000	$60.56	Open Market
5/12/2011	Robert G. McKenzie	2,137	(2)		$0.00	Acquisition from the Company
5/12/2011	R. Kevin Hardage	2,137	(2)		$0.00	Acquisition from the Company

(1)	Excludes commission of $0.05 per share.

(2)	Restricted stock units granted under the Company’s Long-Term Incentive Compensation Plan
(d) Except as otherwise described herein, and except for clients of the Trust Company and Management who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in managed accounts, no other person besides the Listed Persons is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On December 12, 2002, the Company awarded Robert G. McKenzie 484.262 phantom shares which are unsecured rights to current payments equal to cash or property distributions on an equivalent number of shares of Common Stock and a payment following termination of Mr. McKenzie’s service as a director of the Company equal to the value of an equivalent number of shares of Common Stock at a valuation date determined with respect to the date of termination of Mr. McKenzie’s service as a director. The foregoing description of the phantom share award does not purport to be complete and is qualified in its entirety by reference to the Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director and the Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director, which are incorporated herein by reference to Exhibits 99.8 and 99.9, respectively.
From May 13, 2004 to May 9, 2005, the Company awarded Mr. McKenzie 2,290 restricted shares under the Company’s Long-Term Incentive Compensation Plan, which is incorporated herein by reference to Exhibits 99.4, 99.5 and 99.10. The restrictions on the award of restricted shares lapsed three years from the date of grant, and Mr. McKenzie received both voting rights and dividend rights during the restricted period. The foregoing description of the restricted share awards does not purport to be complete and is qualified in its entirety by reference to the Form of Director Restricted Stock Agreement, which is incorporated herein by reference to Exhibit 99.7.

From May 11, 2006 to May 12, 2011, the Company awarded Mr. McKenzie 17,266 restricted stock units under the Company’s Long-Term Incentive Compensation Plan which are subject to restrictions that will lapse in 25% increments every three months, provided that Mr. McKenzie has continued serving as a member of the Company’s board of directors until the end of such three month period, until fully vested one year following the date of grant and which will be paid in the month following Mr. McKenzie’s cessation of service as a member of the Company’s board of directors for any reason or, if earlier, on the third anniversary of the date of grant, in the form of a lump sum payment in shares of the Company’s stock equal to the number of vested restricted stock units that were awarded.
On May 12, 2011, the Company awarded R. Kevin Hardage 2,137 restricted stock units under the Company’s Long-Term Incentive Compensation Plan which are subject to restrictions that will lapse in 25% increments every three months, provided that Mr. Hardage has continued serving as a member of the Company’s board of directors until the end of such three month period, until fully vested on May 12, 2012 and which will be paid in the month following Mr. Hardage’s cessation of service as a member of the Company’s board of directors for any reason or, if earlier, on May 12, 2014, in the form of a lump sum payment in shares of the Company’s stock equal to the number of vested restricted stock units that were awarded.
The foregoing descriptions of the restricted stock unit awards do not purport to be complete and are qualified in their entirety by reference to the Form of Director Restricted Stock Unit Agreement and the First Amendment to Restricted Stock Unit Agreement which are incorporated herein by reference to Exhibits 99.3 and 99.6, respectively.
Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (filed herewith)
99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)
99.4
Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.5
Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.6
First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)
99.8
Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.9
Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.10
Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2011	TCTC Holdings, LLC
	By:	/s/ R. Craig Knocke
	Name:	R. Craig Knocke
	Title:	Manager

Turtle Creek Trust Company
	By:	/s/ R. Kevin Hardage
	Name:	R. Kevin Hardage
	Title:	President

Turtle Creek Management, LLC
	By:	/s/ Philip Kistler
	Name:	Philip Kistler
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (filed herewith)
99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)
99.4
Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.5
Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.6
First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)
99.8
Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.9
Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.10
Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)